

June 6, 2014

Via E-mail
G. Scott Spendlove
Chief Financial Officer
Tesoro Logistics LP
19100 Ridgewood Pkwy
San Antonio, Texas 78259-1828

      Re: Tesoro Logistics LP
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed February 24, 2014
              Response Dated May 14, 2014
              File No. 1-35143

Dear Mr. Spendlove:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the following comments within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to the Financial Statements

Note D – Net Income per Unit, page 94

1.   We note your response to comment 3 in our letter dated May 8, 2014. As transfers between entities under common control are subject to the guidance in FASB ASC 805-50, which requires financial statement information to be combined as though the transfer occurred at the beginning of the period, the staff expects earnings to be allocated to the common units for the calculation of earnings per unit purposes under the same premise.

Please revise the calculation of earnings per unit to include the pre-transfer operating results of contributed assets for the periods in which these assets were under common control. As a result, the presentation of an adjustment on the face of your statement of operations for "loss attributable to predecessors" does not appear necessary. For all periods presented, please revise to present the revised earnings per unit amounts with appropriate disclosures.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kenneth B. Wallach
        Simpson Thacher & Bartlett LLP